UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13D-1(A) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13D-2(A)

Tangoe, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

87582Y108

(CUSIP Number)

Behdad Eghbali Clearlake Capital Partners IV Finance, L.P. c/o Clearlake Capital Group, L.P. 233 Wilshire Blvd, Suite 800 Santa Monica, California 90401 (310) 400-8800	copies to: Mehdi Khodadad Cooley LLP 3175 Hanover Street Palo Alto, California 94304 (650) 843-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 87582Y108	13D	Page 2 of 13 Pages

1.	Name of reporting person Clearlake Capital Partners IV Finance, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power 0
	8.	Shared voting power 3,333,168
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,333,168
11.	Aggregate amount beneficially owned by each reporting person 3,333,168
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.5%
14.	Type of reporting person (see instructions) PN

CUSIP NO. 87582Y108	13D	Page 3 of 13 Pages

1.	Name of reporting person Clearlake Capital Partners IV GP, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power 0
	8.	Shared voting power 3,333,168
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,333,168
11.	Aggregate amount beneficially owned by each reporting person 3,333,168
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.5%
14.	Type of reporting person (see instructions) PN

CUSIP NO. 87582Y108	13D	Page 4 of 13 Pages

1.	Name of reporting person Clearlake Capital Partners, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power 0
	8.	Shared voting power 3,333,168
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,333,168
11.	Aggregate amount beneficially owned by each reporting person 3,333,168
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.5%
14.	Type of reporting person (see instructions) OO

CUSIP NO. 87582Y108	13D	Page 5 of 13 Pages

1.	Name of reporting person CCG Operations, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power 0
	8.	Shared voting power 3,333,168
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,333,168
11.	Aggregate amount beneficially owned by each reporting person 3,333,168
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.5%
14.	Type of reporting person (see instructions) OO

CUSIP NO. 87582Y108	13D	Page 6 of 13 Pages

1.	Name of reporting person Behdad Eghbali
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power 0
	8.	Shared voting power 3,333,168
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,333,168
11.	Aggregate amount beneficially owned by each reporting person 3,333,168
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.5%
14.	Type of reporting person (see instructions) IN

CUSIP NO. 87582Y108	13D	Page 7 of 13 Pages

1.	Name of reporting person Jose E. Feliciano
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power 0
	8.	Shared voting power 3,333,168
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,333,168
11.	Aggregate amount beneficially owned by each reporting person 3,333,168
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.5%
14.	Type of reporting person (see instructions) IN

CUSIP NO. 87582Y108	13D	Page 8 of 13 Pages

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the Common Stock, par value $0.0001 per share, of Tangoe, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 35 Executive Blvd., Orange, Connecticut 06477. As reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, as of October 31, 2015, there were 39,430,820 Shares outstanding.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly by the following persons (collectively, the “Reporting Persons”):

Clearlake Capital Partners IV Finance, L.P.

Clearlake Capital Partners IV GP, L.P.

Clearlake Capital Partners, LLC

CCG Operations, LLC

Behdad Eghbali

Jose E. Feliciano

Clearlake Capital Partners IV GP, L.P. is the sole General Partner of Clearlake Capital Partners IV Finance, L.P. Clearlake Capital Partners, LLC is the sole General Partner of Clearlake Capital Partners IV GP, L.P. CCG Operations, LLC is the majority member of Clearlake Capital Partners, LLC. Each of Behdad Eghbali and Jose E. Feliciano are the managing members of CCG Operations, LLC. The agreement among the Reporting Persons relating to the joint filing of this statement is attached to this statement on Schedule 13D as Exhibit 1.

The business address of each of Clearlake Capital Partners IV Finance, L.P., Clearlake Capital Partners IV GP, L.P., Clearlake Capital Partners, LLC, CCG Operations, LLC, Behdad Eghbali and Jose E. Feliciano is 233 Wilshire Blvd, Suite 800, Santa Monica, California 90401.

The principal occupation of each of Behdad Eghbali and Jose E. Feliciano is as a managing member of CCG Operations, LLC.

Behdad Eghbali and Jose E. Feliciano are United States citizens and the other Reporting Persons are organized under the laws of the State of Delaware, United States.

During the past five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

In a series of transactions completed on November 30, 2015, the Reporting Persons acquired 3,333,168 shares of common stock of the Issuer (the “Shares”) for approximately $24,514,643 in investment capital. The source of funds for this consideration was the available capital of Clearlake Capital Partners IV Finance, L.P., which may, at any given time, include margin loans made by brokerage firms, or capital contributions from investors in Clearlake Capital Partners IV Finance, L.P., each in the ordinary course of business.

CUSIP NO. 87582Y108	13D	Page 9 of 13 Pages

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Shares based on the Reporting Person’s belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer, through among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have no present plan or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may in the future engage in discussions with management, the board of directors, other stockholders and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the results of the Issuer’s financial position and business strategy, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares or selling some or all of their Shares, engaging in any hedging or similar transactions with respect to the Shares, seeking board representation, engaging in discussions with management, the board of directors, other stockholders and other relevant parties concerning the business, operations, board composition, management, strategy and future performance of the Issuer or taking other action to effect changes in the board composition, ownership structure or operations of the Issuer, encouraging the Issuer to pursue one or more strategic transactions and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.

(a)	As of the date hereof, the Reporting Persons have the following interest in the securities of the Company:

	i.	Clearlake Capital Partners IV Finance, L.P. beneficially owns 3,333,168 Shares, making it the beneficial owner of 8.5% of the Issuer’s common stock. Clearlake Capital Partners IV Finance, L.P. has shared voting and investment power with respect to these Shares, and does not have sole voting or investment power with respect to any of these Shares.

	ii.	Clearlake Capital Partners IV GP, L.P. beneficially owns 3,333,168 Shares, making it the beneficial owner of 8.5% of the Issuer’s common stock. Clearlake Capital Partners IV GP, L.P. has shared voting and investment power with respect to these Shares, and does not have sole voting or investment power with respect to any of these Shares.

	iii.	Clearlake Capital Partners, LLC beneficially owns 3,333,168 Shares, making it the beneficial owner of 8.5% of the Issuer’s common stock. Clearlake Capital Partners, LLC has shared voting and investment power with respect to these Shares, and does not have sole voting or investment power with respect to any of these Shares.

	iv.	CCG Operations, LLC beneficially owns 3,333,168 Shares, making it the beneficial owner of 8.5% of the Issuer’s common stock. CCG Operations, LLC has shared voting and investment power with respect to these Shares, and does not have sole voting or investment power with respect to any of these Shares.

	v.	Behdad Eghbali beneficially owns 3,333,168 Shares, making him the beneficial owner of 8.5% of the Issuer’s common stock. Mr Eghbali has shared voting and investment power with respect to these Shares, and does not have sole voting or investment power with respect to any of these Shares.

	vi.	Jose E. Feliciano beneficially owns 3,333,168 Shares, making him the beneficial owner of 8.5% of the Issuer’s common stock. Mr. Feliciano has shared voting and investment power with respect to these Shares, and does not have sole voting or investment power with respect to any of these Shares.

(b)	The information set forth in (a) above is incorporated by reference here.

CUSIP NO. 87582Y108	13D	Page 10 of 13 Pages

(c)	There have been no purchases or sales of the Issuer’s common stock by any of the Reporting Persons within the last sixty days, except for the purchases of the Issuer’s common stock by Clearlake Capital Partners IV Finance, L.P. on the open market as indicated in the table below, which table sets forth the date of each transaction, number of Shares purchased in each transaction, and the purchase price per share for the Shares purchased in each transaction.

Date	Number of Shares Purchased	Purchase Price Per Share
11/6/2015	1,830,000	$6.9996
11/17/2015	70,000	$6.7989
11/18/2015	275,890	$7.0693
11/19/2015	262,986	$7.4795
11/20/2015	115,618	$7.6202
11/23/2015	140,358	$7.9330
11/24/2015	100,000	$8.0753
11/25/2015	373,100	$8.3112
11/27/2015	60,000	$8.5153
11/30/2015	105,216	$8.5372

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

1.	Joint Filing Agreement dated as of November 30, 2015, by and among Clearlake Capital Partners IV Finance, L.P., Clearlake Capital Partners IV GP, L.P., Clearlake Capital Partners, LLC, CCG Operations, LLC, Behdad Eghbali and Jose E. Feliciano.

CUSIP NO. 87582Y108	13D	Page 11 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2015

Clearlake Capital Partners IV Finance, L.P.

By:	Clearlake Capital Partners IV GP, L.P., its general partner
By:	Clearlake Capital Partners, LLC, its general partner
By:	CCG Operations, LLC, its managing member

By:	/s/ Behdad Eghbali
Name:	Behdad Eghbali
Title:	Co-President

Clearlake Capital Partners IV GP, L.P.

By:	Clearlake Capital Partners, LLC, its general partner
By:	CCG Operations, LLC, its managing member

By:	/s/ Behdad Eghbali
Name:	Behdad Eghbali
Title:	Co-President

Clearlake Capital Partners, LLC

By:	CCG Operations, LLC, its managing member

By:	/s/ Behdad Eghbali
Name:	Behdad Eghbali
Title:	Co-President

CCG Operations, LLC

By:	/s/ Behdad Eghbali
Name:	Behdad Eghbali
Title:	Co-President

/s/ Behdad Eghbali
Behdad Eghbali

/s/ Jose E. Feliciano
Jose E. Feliciano

CUSIP NO. 87582Y108	13D	Page 12 of 13 Pages

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit

1.	Joint Filing Agreement dated as of November 30, 2015, by and among Clearlake Capital Partners IV Finance, L.P., Clearlake Capital Partners IV GP, L.P., Clearlake Capital Partners, LLC, CCG Operations, LLC, Behdad Eghbali and Jose E. Feliciano.